UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of DECEMBER, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  December 11, 2007                   /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                   DECEMBER 11, 2007

                    ROCHESTER ORDERS ADDITIONAL BALL MILL TO
                     SUBSTANTIALLY INCREASE MILL PRODUCTION

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): Dr. Alfredo Parra, President and CEO, is pleased to announce the Company has ordered a larger capacity 10 ft x 10 ft Allis Chalmers ball mill as well as a Symons 4 1/4 standard secondary crusher to increase the throughput tonnage to 300-350 tpd level for its milling facility. This new equipment is scheduled to arrive on site in January 2008. Foundations for the mill and power supply should be ready in February and the Company is expecting to have this equipment operational by April 2008.

The addition of the ball mill and secondary crusher will significantly increase our throughput tonnage by more than 33%. As previously reported September processed tonnage through the mill averaged 199.5 tonnes per day. In October processed tonnage through the mill averaged 198.0 tonnes per day. Regular monthly shipments of gold and silver precipitate have surpassed the $1-million (U.S.) mark for the first time and continue to show increases in production value on a month-to-month basis. We anticipate in April, 2008 to be operating at a significant increase in daily throughput while at the same time feeding higher grade ore through the system with silver recoveries increasing from today's 40%-50% to approximately 85%-90%. Based on current spot market prices, implementing these upgrades simultaneously should increase our monthly cash flows significantly.

ABOUT ROCHESTER RESOURCES LTD.:
Rochester represents a pure-play in the exploration and development of high-grade gold and silver properties located in Nayarit, Mexico. The Company is a niche player in Mexico which has assembled an attractive portfolio of properties in the Sierra Madre Occidental Range. This is the largest epithermal precious metal region in the world, hosting the majority of Mexico's large tonnage gold and silver deposits. Current production generates growing cash flow and helps fund our ongoing exploration and development with minimum share dilution (http://www.rochesterresourcesltd.com/s/ShareStructure.asp).

We have identified 37 vein structures (http://www.ccnmatthews.com/ docs/ vein_structures.jpg) on our two Projects (Mina Real and Santa Fe) and recently embarked on an aggressive follow-up exploration program including a 7000m drill program and a 2000m drift development program that will determine the next steps for mine development and production levels. Little follow-up work has been completed to date on the vein structures identified across both Projects.

a significant player in Mexico. Rochester has a strong senior management team (http://www.rochesterresourcesltd.com/s/Management.asp) based in Mexico, a workforce in place to advance its projects through to mine development, and strong financial backing to implement and advance our work programs.



ON BEHALF OF THE BOARD                    INVESTOR INFORMATION CONTACT:

/s/ DR. ALFREDO PARRA                     Empire Communications Inc.
----------------------                    Tel: 1-866-841-0068
Dr. Alfredo Parra,                        Email: info@rochesterresourcesltd.com
President and CEO                         Website: www.rochesterresourcesltd.com


FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, THE COMPANY HAS NOT CONDUCTED AN INDEPENDENT FEASIBILITY STUDY ON THE MINA REAL PROJECT WHICH MAY INCREASE THE RISK THAT THE PLANNED OPERATIONS ARE NOT ECONOMICALLY VIABLE. SHOULD ANY ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD ANY UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release..